

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

Via E-mail
Ross W. McCanless, Esq.
Chief Legal Officer
Extended Stay America, Inc.
ESH Hospitality, Inc.
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277

> **Re:** **Extended Stay America, Inc.**
> **ESH Hospitality, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed October 8, 2013**
> **File No. 333-190052**

Dear Mr. McCanless:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Statements of the Company and ESH REIT

1. It appears that certain columns on the face of your pro forma financial statements are the result of netting several adjustments (e.g. column B on page 62). In these instances please revise your footnote disclosure to include a table which separately identifies all material adjustments.

Unaudited Pro Forma Condensed Consolidated Balance Sheet of The Company, page 62

2. We note that offering proceeds will be divided among the Company and ESH REIT based on their estimated valuations. Please elaborate on how the receipt of net proceeds was

allocated between non –controlling and controlling interests. Additionally, tell us how you determined the allocation was reasonable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 83

Consolidated and Combined Non-GAAP Measures, page 112

Earnings per Share, page 115

3. We have considered your response to our prior comment 3 and related revisions to your pro forma financial statements and MD&A disclosures. With respect to your Non-GAAP financial measure earnings per Share, please address the following:

    - Explain to us how the name of your Non-GAAP measure earnings per Share complies with Item 10(e)(1)(ii)(E) of Regulation S-K which prohibits using titles or descriptions of non-GAAP measures that are the same or confusingly similar to GAAP titles.
    - Please clarify how this measure is reconcilable under Item 10(e) given that it does not appear there is an earnings measure for which this per share amount is derived. To the extent you have concluded earnings per Share is derived from an earnings measure, please disclose the earnings measure, and a reconciliation of the measure to the most directly comparable GAAP measure. Any revised disclosure, if necessary, should also include a detailed description of the numerator and denominator used in calculating earnings per share.
    - Revise your presentation to include both basic and diluted per share amounts or explain to us why this presentation is not necessary.
    - Enhance your disclosure to more fully describe why this measure is useful to investors, clarify if the combined per share amount actually represents the earnings that would be allocated to a single paired share if distributed, and how this measure is used by management.

    We may have further comment after reviewing your revised disclosure.

Tax Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP

4. We note your response to comment 7. While the revisions appropriately address the prior references to the accounting firm opinion, the tax disclosure still attributes to a "third party valuation firm" the conclusion that the Class B common stock of ESH REIT will represent less than 50% of the value of all of the shares of stock of ESH REIT. Please tell us why the accounting firm's opinion is not required to be filed as an exhibit and is not subject to Section 7 and Rule 436 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Bob Telewicz, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Stuart H. Gelfond, Esq.
        Paul D. Tropp, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP